UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

LoJack Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

539451104

(CUSIP Number)

Joe Pretlow
1800 N. Highland Avenue, 5th Floor
 Los Angeles, CA 90028
310-691-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Rory M. Cohen, Esq.
Mayer Brown LLP
1675 Broadway
New York, NY 10019
212-506-2587

June 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539451104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AOF Management LLC 32-0322036
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 956,306
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 956,306
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,306
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 539451104
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Active Owners Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 956,306
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 956,306
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,306
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 539451104
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TP-One Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 956,306
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 956,306
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,306
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 539451104

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares (the “Shares”) of common stock, $0.01 par value per share (the “Common Stock”) of LoJack Corporation, a Massachusetts corporation (the “Issuer”).  The principal executive office of the Issuer is located at 40 Pequot Way, Canton, Massachusetts, 02021.  This statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of the Shares by the Fund (as defined below).

Item 2.	Identity and Background.

(a)	AOF Management LLC (“AOF”) is the investment adviser to Active Owners Fund LP (the “Fund”), the purchaser of the Shares. TP-One Holdings LLC (“TP-One,” and together with AOF and the Fund, the “Reporting Persons”) is the general partner of the Fund.

(b)	The address of each of the principal business office of the Reporting Persons is 1800 N. Highland Avenue, 5th Floor, Los Angeles, CA 90028.

(c)	AOF investment advisory services to the Fund, of which TP-One is the general partner. AOF and TP-One are under common control.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of AOF and TP-One is a Delaware limited liability company. The Fund is a Delaware limited partnership.

Item 3.	Source or Amount of Funds or Other Consideration.

 The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $4,050,891 (including brokerage commissions).  All funds to acquire the Shares were provided from capital of the Fund.

Item 4.	Purpose of Transaction.

The securities of the Issuer reported in this Schedule 13D were acquired by the Reporting Persons for investment purposes.

The Reporting Persons believe the Issuer’s Common Stock is undervalued and is an attractive investment opportunity.  As part of its investment strategy, the Reporting Persons seek to raise awareness of the companies in which the Fund is invested.  As part of this process, the Reporting Persons may discuss the Fund’s holdings, including the Issuer, with other market participants.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of Shares reported to be beneficially owned by the Reporting Persons in this Schedule D is 956,306 shares of Common Stock, constituting approximately 5.2% of the shares of Common Stock outstanding, based upon 18,526,588 shares of Common Stock outstanding as of April 28, 2014, as reflected in the Form 10-Q filed by the Issuer on May 5, 2014.

(b)	The Reporting Person has the sole power to vote and dispose of the 956,306 Shares owned by the Funds.

(c)	This sets forth information with respect to each purchase and sale of the Shares which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected through 12:00 p.m., New York City time, on June 12, 2014. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CUSIP No. 539451104

Trade Date	Number of Shares Purchased (Sold)	Price per Share
6/9/2014	8,289	5.393
6/3/2014	11,799	5.5081
6/2/2014	12,477	5.5368
5/30/2014	3,934	5.4445
5/23/2014	7,838	5.4371
5/14/2014	40,000	5.3217
5/13/2014	28,851	4.3969
5/12/2014	6,170	4.4359
5/9/2014	10,677	4.3866
5/1/2014	40,000	4.8325
4/21/2014	126	5.3494
4/16/2014	1,500	5.2933
4/15/2014	9,930	5.3082
4/11/2014	600	5.2775

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

1.	Joint Acquisition Statement Pursuant to Rule 13d-1(k).

EXHIBIT 1
JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

CUSIP No. 539451104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AOF MANAGEMENT LLC
Date: June 12, 2014

	By:	/s/ Joseph Pretlow
Name: Joseph Pretlow
Title: Managing Member

TP-ONE HOLDINGS LLC
Date: June 12, 2014

	By:	/s/ Joseph Pretlow
Name: Joseph Pretlow
Title: Managing Member

ACTIVE OWNERS FUND LP
By: TP-One Holdings LLC, its general partner
Date: June 12, 2014
	By:	/s/ Joseph Pretlow
Name: Joseph Pretlow
Title: Managing Member